ULTRAPETROL (Bahamas) Ltd.

Fourth Quarter & FY 2014

Earnings Call Presentation

April 17, 2015

Forward Looking Statements & EBITDA
Disclosure

Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.

Factors that might cause future results to differ include, but are not limited to, the following:

- unexpected future operating or financial results
- delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
- changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
- our ability to obtain additional financing
- changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
- deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives
- delays or defaults by our contract counter-parties in performing their obligations to us
- loss of one or more key members of our management team
- changes in governmental rules and regulations or actions taken by regulatory authorities
- adverse weather conditions that can affect production of the goods we transport and navigability of the river system
- the highly competitive nature of the oceangoing transportation industry
- the loss of one or more key customers
- unexpected fluctuations in foreign exchange rates and devaluations
- liabilities from future litigation
- other factors discussed in the section titled "Risk factors" in our annual report on form 20-F for the year ended December 31, 2014
- Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Ultrapetrol
4Q 2014 & Subsequent Events Highlights

($000's)	Year ended December 31, 2014	Year ended December 31, 2013	% Change	4Q 14	4Q 13	% Change
Revenues	$363,675	$411,217	-12%	$78,595	$98,955	-21%
Adjusted EBITDA [1]	57,072	$97,067	-47%	(1,652)	$14,965	
Net (loss) income as reported	($52,276)	$7,368		($35,697)	($7,263)	392%
EPS as reported (In $ per share)	($0.37)	$0.05		($0.25)	($0.05)	420%
Adjustments to Net income (loss) as reported						
Yard EBITDA from Touax barge sale	(401)	1,498		(104)	(101)	-2%
Income tax (gain) on Exchange Variance [2]	(169)	(1,201)	-86%	(277)	(77)	260%
Non-cash loss on write-down of vessels	10,511	-		10,511	-	
Extinguishment of debt one time event	-	5,518		-	-	
SPA closing termination payments	5,659	-		-	-	
Adjusted net (loss) income	($36,676)	$13,183		($25,567)	($7,441)	
Adjusted EPS (In $ per share)	($0.26)	$0.09		($0.18)	($0.05)	

- **Q4 2014 results were adversely affected by costs increases related to the initiative to improve the reliability of our pushboats in the River Business, to lower UK North Sea rates in the Offshore segment, our Product Tanker *Alejandrina* which is currently on lay-up condition, and to a now-resolved mechanical issue with one of our container feeder vessels.**
- **On October 14, 2014, and January 25, 2015, our *UP Safira* and *UP Opal* commenced operations under their awarded four-year charters at $30,000 and $31,000 per day, respectively with Petrobras.**
- **On November 10, 2014, Mr. Damián Scokin joined Ultrapetrol as the Company's new Chief Executive Officer.**
- **On March 3, 2015, our *UP Turquoise* commenced its recently renewed four-year charter at a rate of $30,350 per day, consistent with its previous charter.**
- **On March 11, 2015, the ten-day period granted by the share purchase agreement for Hazels to deliver an offer to purchase the Company's Ocean Business at a price determined by the average value of two investment banking firms was closed. Upon such closing, Hazels' option to purchase the Ocean Business was terminated.**

(1) A reconciliation of Adjusted EBITDA and Adjusted Net Income to US GAAP measures is available on the Appendix to this presentation
(2) Provision for Income Tax on foreign currency exchange gains (or losses) on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply Business

Ultrapetrol
4Q 2014 Adjusted EBITDA vs. 4Q 2013

Adjusted EBITDA per segment *($000's)*	4Q 14	4Q 13	Difference	% Change
River Business	(7,156)	393	(7,549)	
Offshore Supply Business	9,551	11,118	(1,567)	-14%
Ocean Business	(2,333)	1,447	(3,780)	
Total Segment Adjusted EBITDA	**$62**	**$12,958**	**($12,896)**	**-100%**
Items not included in Segment Adjusted				
Financial income	26	81	-55	-68%
Foreign currency exchange (losses) gains, net	-1,740	1,926	-3,666	
Adjusted Consolidated EBITDA	**($1,652)**	**$14,965**	**($16,617)**	

- **Our River Business results reflected the negative impact of higher costs related to the company's initiative to improve the reliability of our pushboats, coupled with a year-over-year decrease in third party barge sales from our Punta Alvear Shipyard from 13 barges in 4Q 13 to zero in 4Q 2014.**
- **Our Offshore Business reflected an Adjusted EBITDA for 4Q 2014 of $ 9.5 million from a $ 11.1 million in the same period of 2013 attributable the lower spot rates in the UK North Sea.**
- **Our Ocean Business Adjusted EBITDA decreased $3.8 million as a result of our Product Tanker *Alejandrina* which ended its employment in September 2014 and to a now-resolved mechanical issue with one of our container feeder vessels (*Asturiano).***

Ultrapetrol
Challenging Market Dynamics

River Business



- Sharp drop in soybean prices ($479 / TN in 4Q 13 vs. $371 / TN in 4Q 14, 23% drop)
- Current iron ore prices translate into decline of transport demand ($135 / TN in 4Q 13 vs. $74 / TN in 4Q 14, 45% drop)
- Increased barge capacity in Hidrovia
- Price pressure on the spot market and contracts

Offshore Supply Business



- Low crude oil prices put pressure on CAPEX and spot rates in the North Sea ($99 / bbl in 1Q 14 vs. $50 / bbl in 1Q 15, 50% drop)
- Recent Petrobras turmoil on corruption charges and delayed financial statements

Ocean Business



- Bareboat rate increase
- Decrease of container feeder demand as economic activity in Argentina slows down

Ultrapetrol
Strategic Review of Ultrapetrol – Strong Fundamentals

COMPANY'S COMPETITIVE STRENGTHS



- Asset Base: Leading fleet of pushboats and barges vertically integrated with critical infrastructure such as ports, transshipment stations and Punta Alvear Shipyard
- Contracts: Most of our contracts are on a take-or-pay basis with first class clients
- Secured EBITDA: Parana Iron and take-or-pay contracts not subject to agricultural cycle



- Strong relationship and long-term contacts with Petrobras, generating attractive rates on multi-year charters
  - Leading operational performance in the vessel class
  - Demonstrated ability to win contracts for complex, high-margin business
  - Local Brazilian Operator



- Offers unique access to profitable Argentine Cabotage
- State protected cabotage trade creates barriers to entry and reduces earnings volatility
- Room for expansion in established feeder container service

Organization

- Long-term established position in the region
- Deep industry knowledge
- Strong support from majority shareholder Southern Cross, a leading Latin American private equity firm

Ultrapetrol
Seizing Opportunities to Unlock Potential

KEY INITIATIVES



- Increase asset utilization
- Improve transit times
- Reduce costs per ton transported
- Streamline operations to increase reliability



- Expand revenue stream locked into attractive long-term contracts
- Minimize unplanned off-hire days
- Seek additional complex, high-margin business (RSVs and DSVs)



- Focus on an asset light strategy
- Analyze to charter in additional vessels
- Increase demand for feeder container services
- Minimize unplanned off-hire days

Organization

- Improve management capabilities and skills at all levels
- Simplify the organization decision process
- Enhance management systems
- Develop a new corporate culture: Accountability, Efficiency and Customer Service

River Business

Outlook for 2015 and YTD progress….

- **Complex market conditions as anticipated.**
- **Transitioning from a complex hub-and-spoke system to a more streamlined point-to-point system.**
- **While this process is still in its early stages, improvements showing a positive trend through better asset utilization, costs per tons transported and transit times.**
- **Less operational stress, more reliabilility and control.**
- **Implement new Operational System - improve operational monitoring and traceability.**

Paraguay Seeded Area & Production Growth (1)



Million Has. & Tons
10.0
8.0
6.0
4.0
2.0
0.0
Seeded Area
Production
1.9 3.9
2.0 4.0
2.4 3.6
2.4 5.6
2.6 6.0
2.5 3.6
2.7 6.5
2.9 7.1
3.0 4.0
3.2 8.2
3.2 8.2
3.3 8.5
2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 20142015 (P)

Soybean Prices ($ per Metric Ton) (2)



420.1
529.4
622.9
533.0
560.2
476.7
522.0
378.8
dic-11 may-12 oct-12 mar-13 ago-13 Jan 2014 jun-14 nov-14

Corumba Area Iron Ore Production Growth (3)



Production (In Million Tons)
10
8
6
4
2
0
1.8 1.9 2.3 4.2 4.4 4.6 3.5 6.0 7.1 7.8 7.0 5.8
2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014

Iron Ore Prices ($ per Dry Metric Ton) (2)



169
180
171
137
148
108
150
124
137
135
111
100
69
dic-10 jun-11 dic-11 jun-12 dic-12 jun-13 dic-13 jun-14 dec-14

(1) Source: USDA Foreign Agricultural Service – Updated April 12, 2015
(2) Source: Indexmundi & International Monetary Fund
(3) Vale and MMX Company Filings

Offshore Supply Business
Main developments

- **Market Conditions:**
  - Low North Sea Rates and low oil prices
  - Despite recent noise and uncertainty with Petrobras business has continued as usual → Will be publishing Financials soon
- **Extensions with Petrobras:**
  - *UP Safira:* Commenced its four year extension at a rate of $30,000 per day (up from $26,200 per day) in October 2014.
  - *UP Turquoise:* Commenced its four-year extension at a rate of $30,350 per day (same as previous charter) in March 2015.
- **Recent awards from Petrobras:**
  - *UP Opal:* Commenced its four year charter at a rate of $30,000 per day in January 2015.
  - *UP Coral:* Six year contract at a rate of $87,000 per day expected to start in June 2015. Currently ending its conversion into an RSV capable of supporting subsea operations which requires the installation of a specially designed crane and other equipment.
- **Strategic view going forward:**
  - *UP Coral*'s contract could be followed by other similar requirements as Petrobras is expected to increase the demand for subsea support vessels in the next 24 months.
  - Analyzing alternative markets for remaining two vessels currently employed in the North Sea – Recently tendered to Petrobras in Brazil.


Crane installed on *UP Coral*
UP CORAL



Offshore Supply Business
Long-Term Contractual Employments

	Old / Current Contract		New Contract	
On-the-Water Fleet	**Rate**	**Expiration**	**Duration**	**Rate**
UP Rubi	$ 35,380	May-18		
UP Pearl	$ 32,950	Nov-17		
UP Amber	$ 32,950	Jul-17		
UP Esmeralda	$ 31,950	Jul-17		
UP Topazio	$ 35,380	Jun-17		
UP Diamante	$ 35,380	May-17		
UP Agua-Marinha	$ 35,380	May-17		
UP Jade	$ 33,000	Aug-16		
UP Turquoise	$ 30,350	Mar-19		
UP Safira	$ 30,000	Oct-18		
UP Jasper (1)	$ 16,584 (2)			
Newly acquired Chinese PSVs				
UP Agate (1)	$ 13,287 (2)		New	
UP Coral			New	$ 52,483 (3)
UP Opal	$ 31,000	Jan-18		



2015
2016
2017
2018
2019
2020
2021

- **STABLE OUTLOOK despite recent turmoil within Petrobras and downturn of oil prices.**
- **Focused on locking in long-term contracts.**
- **If demand for subsea support vessels continue to grow then additional conversions into RSVs will be considered.**



Historical Crude Oil Prices
120
100
80
60
40
20
0
Feb 07, 2013
Jun 03, 2013
Sep 23, 2013
Jan 14, 2014
May 07, 2014
Aug 27, 2014
Dec 17, 2014
Apr 07, 2015

(1) Operating spot in UK North Sea on short-term employment; (2) Calculated basis actual revenues YTD December 2014, divided by actual operating days for that period; (3) This time charter excludes the portion of our joint venture partner – Total charter $87,000 per day

Estimate subject to risk and uncertainties (some of which are beyond the Company's control). Actual impact of additional PSVs may differ materially.

Ultrapetrol
Balance Sheet

($000's)	At December 31, 2014	At December 31, 2013	% Change
ASSETS			
Cash & Cash Equivalents	$34,982	$72,625	-52%
Accounts Receivables	37,341	47,836	-22%
Other Current Assets	37,426	75,243	-50%
Vessels and Equipment, Net	717,405	715,431	0%
Non-current Other Receivables	29,587	28,640	3%
Non-current Restricted Cash	1,472	1,463	1%
Other Non-current Assets	38,848	38,773	0%
TOTAL ASSETS	**$897,061**	**$980,011**	**-8%**
LIABILITIES			
Accounts Payable	30,518	28,923	6%
Accrued Interest	1,513	1,652	-8%
Current Portion of Long-term Financial Debt	33,553	32,253	4%
Other Current Liabilities	27,553	28,560	-4%
Long-term Financial Debt	432,481	466,144	-7%
Deferred Income Tax Liability	12,170	12,248	-1%
Non-current Other Payables	3,551	4,670	-24%
UPB Shareholder's Equity	355,722	405,561	-12%
TOTAL LIABILITIES	**$897,061**	**$980,011**	**-8%**

Ultrapetrol
Debt Repayment Schedule

- Efforts are being made to smooth out debt repayment schedule and balloon payments for 2016, 2017 and 2018 – Refinancing most of the Offshore Supply Business debt
- All of our long term loans are conservatively structured with loan to value ratios that match current vessel market values

Yearly Capital Repayments as of December 31, 2014


Principal Repayments (In $ millions)
250
200
150
100
50
0
32.3
53.7
68.3
36.2
18.7
22.6
227.6
1.1
4.7
2015
2016
2017
2018
2019
2020
2021
2022
2023+
$225.0 Senior Notes due 2021

Thank You

Q & A

Appendix

Appendix

River Business - 4Q 2014 vs. 4Q 2013

FINANCIAL HIGHLIGHTS RIVER ($000's)	Year ended December 31, 2014	Year ended December 31, 2013	% Change	4Q 14	4Q 13	% Change
Gross Tons Loaded	3,008,264	4,132,433	-27%	436,197	543,308	-20%
Net Tons Transported	2,988,944	4,153,213	-28%	542,518	744,226	-27%
Revenues	175,110	246,798	-29%	33,117	55,551	-40%
Voyage and Manufacturing Expenses	(90,773)	(133,957)	-32%	(16,881)	(37,503)	-55%
Gross Margin	84,337	112,841	-25%	16,236	18,048	-10%
Running Costs	(61,445)	(57,851)	6%	(16,255)	(10,045)	62%
Administrative and commercial expenses	(25,455)	(21,957)	16%	(7,634)	(7,350)	4%
Other operating income	1,433	1,560	-8%	943	143	559%
Investment in Affiliates	(1,023)	(490)	109%	(342)	(302)	13%
Yard EBITDA from Touax Sale	(401)	1,498		(104)	(101)	3%
Exchange difference affecting opex	-	3,205		-	-	
SPA closing termination payments	2,784	-		-	-	
Segment Adjusted EBITDA	230	38,806	-99%	(7,156)	393	

River Business results include both river transportation activities and barge sales to third parties by our shipyard in Punta Alvear

- **Revenues decreased $22.4 million in 4Q 14 as compared to 4Q 13 of which $20.3 million corresponded to our Shipyard which has been focused on supplying our own needs as opposed to the same period last year when we sold 13 barges to third parties.**
- **Tons transported decreased approximately 202K tons in 4Q 14 as compared to the same period last year. Approximately 130K tons are directly associated with the Vale transferred capacity (100 barges and 4 pushboats chartered to Vale in 2014) while the balance was mainly driven by a lower demand in an already low season.**

Appendix (cont'd)
Offshore Supply Business - 4Q 2014 vs. 4Q 2013

FINANCIAL HIGHLIGHTS OFFSHORE SUPPLY ($000's)	Year ended December 31, 2014	Year ended December 31, 2013	Diff	% Change	4Q 14	4Q 13	Diff	% Change
Revenues	**119,581**	**93,154**	**26,427**	**28%**	**29,506**	**25,544**	**3,962**	**16%**
Voyage Expenses	(6,879)	(4,984)	(1,895)	38%	(1,923)	(2,103)	180	-9%
Running Costs	(52,318)	(40,513)	(11,805)	29%	(14,291)	(11,481)	(2,810)	24%
Administrative and commercial expenses	(14,510)	(10,824)	(3,686)	34%	(3,428)	(3,415)	(13)	0%
Other operating income	224	3,898	(3,674)	-94%	(316)	2,497	(2,813)	
Net loss (gain) attributable to non-controlling interest in subsidiaries	-	(553)	553		-	-	-	
Other net	35	-	35		3	-	3	
Net (loss) on derivatives	(1)	(142)	141	-99%	-	76	(76)	
SPA closing termination payments	2,420	-	2,420		-	-	-	
Segment Adjusted EBITDA	**48,552**	**40,036**	**8,516**	**21%**	**9,551**	**11,118**	**(1,567)**	**-14%**

- **In 4Q 14, revenues increased $4.0 million or 16% mainly as a result of a higher average number of vessels in operation in 4Q 14 as compared to the same period of 2013, partially offset by low UK North Sea rates on our *UP Jasper.***
- **Voyage Expenses decreased $0.2 million in 4Q 14 as compared to 4Q 13 mainly attributable to the positioning costs of our *UP Pearl* before its commencement of operation with Petrobras in 4Q 13.**
- **Running Costs for 4Q 14 increased $2.8 million mostly due to the entry into operation of our *UP Agate*, *UP Coral* and *UP Opal.***
- **Other operating income in 4Q 13 was mostly related to the construction cancellation of our *UP Onyx.***

Appendix (cont'd)
Ocean Business - 4Q 2014 vs. 4Q 2013

FINANCIAL HIGHLIGHTS OCEAN ($000's)	Year ended December 31, 2014	Year ended December 31, 2013	Diff	% Change	4Q 14	4Q 13	Diff	% Change
Revenues	$68,984	$71,265	($2,281)	-3%	$15,972	$17,860	($1,888)	-11%
Voyage Expenses	(21,433)	(22,381)	948	-4%	(6,444)	(4,406)	(2,038)	46%
Running Costs	(34,754)	(37,792)	3,038	-8%	(9,632)	(9,637)	5	0%
Gross Profit Constribution	**12,797**	**11,092**	**1,705**	**15%**	**(104)**	**3,817**	**(3,921)**	
Administrative and commercial expenses	(7,116)	(8,949)	1,833	-20%	(1,962)	(2,596)	634	-24%
Other operating income (expenses)	(60)	234	(294)		(267)	234	(501)	
Investment in Affiliates	(33)	(30)	(3)		(3)	(9)	6	-67%
Other net	53	64	(11)	-17%	3	1	2	200%
SPA closing termination payments	455	-	455		-	-	-	
Segment Adjusted EBITDA	**6,096**	**2,411**	**3,685**	**153%**	**(2,333)**	**1,447**	**(3,780)**	

- **Revenues for 4Q 14 decreased $1.9 million mainly as a result of our Product Tanker *Alejandrina* which has been under drydock after ending its last employment in September 2014.**
- **Voyage Expenses increased $2.0 million in 4Q 14 as compared to 4Q 13 mainly as a result of other voyage expenses (such as port expenses and terminal handling charges) and higher fuel consumption in our feeder container service.**
- **Running costs remained virtually unchanged in 4Q 14 as compared to the equivalent period of 2013.**
- **On March 11, 2015, the ten-day period granted by the share purchase agreement for Hazels to deliver an offer to purchase the Company's Ocean Business at a price determined by the average value of two investment banking firms was closed. Upon such closing, Hazels' option to purchase the Ocean Business was terminated.**

Appendix (cont'd)

Quarter-on-quarter Selected Statement of Operation Data

($000's)	Year ended December 31, 2014	Year ended December 31, 2013	% Change	4Q 14	4Q 13
Revenues					
Attributable to River Business	$175,110	$246,798	-29%	$33,117	$55,551
Attributable to Offshore Supply Business	119,581	93,154	28%	29,506	25,544
Attributable to Ocean Business	68,984	71,265	-3%	15,972	17,860
Total revenues	**363,675**	**411,217**	**-12%**	**78,595**	**98,955**
Voyage expenses					
Attributable to River Business	(90,773)	(133,957)	-32%	(16,881)	(37,503)
Attributable to Offshore Supply Business	(6,879)	(4,984)	38%	(1,923)	(2,103)
Attributable to Ocean Business	(21,433)	(22,381)	-4%	(6,444)	(4,406)
Total voyage expenses	**-119,085**	**-161,322**	**-26%**	**-25,248**	**-44,012**
Running costs					
Attributable to River Business	(61,445)	(57,851)	6%	(16,255)	(10,045)
Attributable to Offshore Supply Business	(52,318)	(40,513)	29%	(14,291)	(11,481)
Attributable to Ocean Business	(34,754)	(37,792)	-8%	(9,632)	(9,637)
Total running costs	**-148,517**	**-136,156**	**9%**	**-40,178**	**-31,163**
Amortization of Dry Dock & Intangible Assets	(7,493)	(3,582)	109%	(2,439)	(1,189)
Depreciation of Vessels and Equipment	(45,924)	(38,953)	18%	(12,794)	(10,170)
Loss on write-down vessels	(10,511)	-		(10,511)	-
Administrative and commercial expenses	(47,081)	(41,730)	13%	(13,024)	(13,361)
Other operating income	1,597	5,692	-72%	360	2,874
Operating (loss) profit	**($13,339)**	**$35,166**		**($25,239)**	**$1,934**
Attributable to River Business	(30,049)	10,616		(15,506)	(5,501)
Attributable to Offshore Supply Business	28,980	29,055	0%	5,017	7,756
Attributable to Ocean Business	(12,270)	(4,505)	172%	(14,750)	(321)
Segment Adjusted EBITDA					
Attributable to River Business	230	38,806		(7,156)	393
Attributable to Offshore Supply Business	48,552	40,036	15%	9,551	11,118
Attributable to Ocean Business	6,096	2,411	134%	(2,333)	1,447
Financial Income	105	170	-38%	26	81
Other financial expense	2,089	15,644	-87%	(1,740)	1,926
Adjusted EBITDA	**$57,072**	**$97,067**	**-47%**	**($1,652)**	**$14,965**

Appendix (cont'd)
Quarter-on-quarter Income Statement

($000's)	Year ended December 31, 2014	Year ended December 31, 2013	4Q 14	4Q 13
Revenues	$363,675	$411,217	$78,595	$98,955
Voyage Expenses	(119,085)	(161,322)	(25,248)	(44,012)
Running Costs	(148,517)	(136,156)	(40,178)	(31,163)
Depreciation and amortization	(53,417)	(42,535)	(15,233)	(11,359)
Loss on write-down vessels	(10,511)	-	(10,511)	-
Administrative and commercial expenses	(47,081)	(41,730)	(13,024)	(13,361)
Other operating income	1,597	5,692	360	2,874
Operating income (loss)	**($13,339)**	**$35,166**	**($25,239)**	**$1,934**
Financial expense and other Financial expenses	(35,097)	(33,551)	(8,503)	(7,178)
Financial loss on extinguisment of debts	-	(5,518)	-	(1,733)
Other Financial expenses	2,089	18,849	(1,740)	1,926
Financial Income	105	170	26	81
Net Gains (Losses) on Derivatives, net	(1)	(142)	-	76
Investment in Affiliates	(1,056)	(520)	(345)	(311)
Other, net	88	64	6	1
Income Taxes	(5,065)	(6,597)	99	(2,059)
Net income (loss) attributable to non-controlling interest in subsidiaries	-	(553)	-	-
Net income (loss) attributable to Ultrapetrol (Bahamas) Ltd	**($52,276)**	**$7,368**	**($35,696)**	**($7,263)**
EPS (In USD)	($0.37)	$0.05	($0.25)	($0.05)
Adjusted EBITDA	**$51,413**	**$97,067**	**($1,652)**	**$14,965**
Adjustments to net Income as reported				
Income tax on Exchange Variance Provision	(169)	(1,201)	(277)	(77)
Yard Ebitda from Touax Sale	(401)	1,498	(104)	(101)
Non-Cash Loss on write-down of vessels	10,511	-	10,511	-
Extinguishment of debt one time event	-	5,518	-	-
SPA closing termination payment	5,659	-	-	-
Adjusted net income (loss)	**($36,676)**	**$13,183**	**($25,566)**	**($7,441)**
Adjusted EPS (In $)	**($0.26)**	**$0.09**	**($0.18)**	**($0.05)**

(1) A reconciliation of Adjusted EBITDA to US GAAP measures is available on the Appendix in this presentation

Appendix (cont'd)

Accumulated Cash Flow and EBITDA reconciliation

($000's)		Year ended Dec-14		Dec-13
Total cash flows provided by operating activities		35,254		19,847
Total cash flows (used in) investing activities		(41,645)		(120,726)
Total cash flows (used in) from financing activities		(31,252)		(48,711)
Total cash flows from operating activities	$	35,254	$	19,847
Plus				
Adjustments from continuing operations				
Increase / Decrease in operating assets and liabilities		(28,582)		32,466
Expenditure for dry docking		10,107		10,150
Income Taxes		5,065		6,597
Financial Expenses		35,097		33,551
Gain on sale of vessels		-		-
Allowance for doubtfull accounts		(720)		(2,467)
Net income (loss) attributable to non-controlling interest		-		(553)
Gains on derivatives, net		-		(216)
Yard Ebitda from Touax Sale		(401)		1,498
SPA closing termination payment		5,659		
Other adjustments		(4,406)		(3,806)
Adjusted Consolidated EBITDA	**$**	**57,072**	**$**	**97,067**

Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Appendix (cont'd)
4Q 2014 Operating Profit to Adjusted Consolidated EBITDA

($000's)	Fourth quarter ended December 31, 2014 River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	($15,503)	$5,017	($14,753)	($25,239)
Depreciation and amortization	8,796	4,531	1,906	15,233
Non-cash loss on write-down of vessels	-	-	10,511	10,511
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(342)	-	(3)	(345)
Yard Ebitda from Touax Sale	(104)	-	-	(104)
Other net	-	3	3	6
Segment Adjusted EBITDA	**($7,153)**	**$9,551**	**($2,336)**	**$62**
Items not included in Segment Adjusted EBITDA				
Financial income				26
Other financial expenses				-1,740
Adjusted Consolidated EBITDA				**($1,652)**

Appendix (cont'd)
4Q 2013 Operating Profit to Adjusted Consolidated EBITDA

($000's)	River	Offshore Supply	Ocean	TOTAL
	Fourth quarter ended December 31, 2013			
Segment operating (loss) profit	($5,501)	$7,756	($321)	$1,934
Depreciation and amortization	6,297	3,286	1,776	11,359
Loss on write-down vessels	-	-	-	-
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(302)	-	(9)	(311)
Net gains on derivatives	-	76	-	76
Yard Ebitda from Touax Sale	(101)	-	-	(101)
Other net	-	-	1	1
Segment Adjusted EBITDA	**$393**	**$11,118**	**$1,447**	**$12,958**
Items not included in Segment Adjusted EBITDA				
Financial income				81
Other financial expenses				1,926
Adjusted Consolidated EBITDA				**$14,965**

Appendix (cont'd)
FY 2014 Operating Profit to Adjusted Consolidated EBITDA

($000's)	Year ended December 31, 2014 River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	($30,046)	$28,980	($12,273)	($13,339)
Depreciation and amortization	28,919	17,118	7,380	53,417
Non-Cash Loss on write-down of vessels	-	-	10,511	10,511
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(1,023)	-	(33)	(1,056)
Net (loss) on derivatives	-	(1)	-	(1)
Yard Ebitda from Touax Sale	(401)	-	-	(401)
SPA closing termination payment	2,784	2,420	455	5,659
Other net	-	35	53	88
Segment Adjusted EBITDA	**$233**	**$48,552**	**$6,093**	**$54,878**
Items not included in Segment Adjusted EBITDA				
Financial income				105
Other financial income				2,089
Adjusted Consolidated EBITDA				**$57,072**

Appendix (cont'd)
FY 2013 Operating Profit to Adjusted Consolidated EBITDA

($000's)	Year ended December 31, 2013 River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	$10,616	$29,055	($4,505)	$35,166
Depreciation and amortization	23,977	11,676	6,882	42,535
Loss on write-down vessels	-	-	-	-
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(490)	(553)	(30)	(1,073)
Net gains (loss) on derivatives	-	(142)	-	(142)
Non-cash (gains) losses on derivatives, net			-	-
Yard Ebitda from Touax Sale	1,498	-	-	1,498
Reduction in opex	3,205			3,205
Other net	-	-	64	64
Segment Adjusted EBITDA	**$38,806**	**$40,036**	**$2,411**	**$81,253**
Items not included in Segment Adjusted EBITDA				
Financial income				170
Other financial expenses				15,644
Adjusted Consolidated EBITDA				**$97,067**